

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 23, 2018

Via E-Mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Inversiones y Representaciones Sociedad Anónima
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re:** **IRSA Inversiones y Representaciones Sociedad Anónima**
> **Form 20-F for the fiscal year ended June 30, 2017**
> **Filed October 31, 2017**
> **Response Dated June 11, 2018**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your June 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2018 letter.

Form 20-F for the fiscal year ended June 30, 2017

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 141

Effects of foreign currency fluctuations, page 145

1.   Please address the following with respect to your response to our prior comment 1:

- Please tell us why the most significant fair value increases have related to your shopping mall properties. In your response, tell us what portion of the increases in fair value for all periods presented is due to a change in the peso/USD exchange rate versus other factors (i.e. changes in discount rates).

- In your MD&A you indicate that changes in the peso/USD exchange rates were a significant cause for the changes in fair value of your investment properties. As such, please clarify why your office and other properties did not experience a rate of increase in value similar to the increase experienced in your shopping mall properties.

- Please address the impact that translation of your projected cash flows to US dollars and then back, for purposes of the discounted cash flows analysis, has on your valuation.

- Please tell us what US dollar-denominated long-term interest rate is utilized in your calculation, and please provide an analysis of the year-over-year differences in this discount rate, the reasons for these changes, and the impact on your calculation.

- Finally, please expand your disclosure in future filings to more fully describe your valuation methodology, including:
    - Your policy of translating peso denominated cash flow estimates into USD for purposes of performing your discounted cash flow analysis and the rationale for this policy.
    - An indication of which assumptions are applied to peso denominated cash flow estimates and which assumptions are applied to USD denominated cash flow estimates.

Form 6-K filed May 24, 2018

Investment properties, page 19

2.   We note your response to our prior comment 5. Please confirm that your disclosure in future filings (including interim reports) will include disclosure of all unobservable inputs used in the valuation process. Additionally, please confirm that your future disclosure will include a discussion of the reasons for any material changes in the value of your investment properties from period to period.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
   Commodities